UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SENSTAR TECHNOLOGIES CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

001-41980
(Commission file number)

119 John Cavanaugh Drive, Ottawa, Ontario
Canada, K0A 1L0
(Address of principal executive offices)

Alicia Kelly, +1-613-839-5572 (phone)
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Item 1.01. Conflict Minerals Disclosure and Report

Senstar Technologies Corporation (as successor to Senstar Technologies Ltd.) (“Senstar”, “the Company”, “we” or “our”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain, or may contain, tin, tungsten, tantalum, or gold ("3TG"), which are defined as “Conflict Minerals” by the United States Securities and Exchange Commission, that are necessary for the functionality or production of our products. Accordingly, Senstar is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the most reasonable country of origin of the Conflict Minerals used in our products.

Conflict Minerals Disclosure

We undertook due diligence measures regarding our minerals supply chain, including surveying our direct suppliers, attempting to determine the necessary Conflict Minerals used in our products that were manufactured or contracted to manufacture in 2024, which we purchase through our complex network of global suppliers.

We do not possess sufficient information from our suppliers or other sources to determine the country of origin, or likely country of origin of the Conflict Minerals used in our products, or to identify the facilities used to process those Conflict Minerals. Therefore, we cannot exclude the possibility that some of these Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of Senstar’s Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 hereto and is publicly available at our website under the heading “Corporate Governance” at the following link:   https://senstar.com/about-senstar/corporate-governance/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Senstar Technologies Corporation

By:	/s/ Alicia Kelly
Alicia Kelly
Title:	Chief Financial Officer

May 27, 2025